

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2024

Kelly Youngblood
Vice President and Chief Financial Officer
MRC GLOBAL INC.
1301 McKinney Street
Suite 2300
Houston, TX 77010

> **Re: MRC GLOBAL INC.**
> **PRE 14A filed March 15, 2024**
> **File No. 001-35479**

Dear Kelly Youngblood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the proxy statement listed above.

PRE 14A filed March 15, 2024

Governance Highlights, page 9

1. We note your disclosure that "[a]ll directors are elected annually based on a plurality of the votes cast in uncontested elections." However, this appears to conflict with disclosure elsewhere in the preliminary proxy statement (e.g., on page 32) regarding the director designated by the holder of the Company's preferred stock. Please revise or advise.

Deadlines for Submitting Stockholder Proposals for 2025 Annual Meeting of Stockholders, page 14

2. Please confirm that your disclosure complies with the requirement to advise shareholders of the deadline for timely submission of dissident nominees for next year's annual meeting. See Rule 14a-5(e)(4) and CDI 139.03 under "Proxy Rules and Schedule 14A, available on our Web site at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-

cdi.

If I hold shares in street name, does my broker need instructions to vote my shares?, page 17

3.   We note the following disclosure on page 17: "Under rules of the New York Stock
        Exchange (the "NYSE"), if you hold shares of stock in street name and do not submit
        specific voting instructions to your brokers, banks or other nominees, they generally will
        have discretion to vote your shares on routine matters such as Proposal III but will not
        have the discretion to vote your shares on non-routine matters, such as Proposals I, II and
        IV." However, it is our understanding that brokers, banks and other fiduciaries do not
        discretion to vote on ANY matter if they are solicited by the dissident. Please revise or
        advise.

Who is paying for this proxy solicitation?, page 21

4.   Please revise to fill in the blanks regarding approximate expected solicitation costs and
        such costs incurred to date.

Certain Information Regarding Nominees, page 35

5.   Please revise to include principal occupations and employment during the past five years
        for each nominee. See Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.
        For example, there appears to be no employment information for Ms. Adams more
        recently than 2016 or for Mr. Damiris more recently than 2019.

General

6.   Because this is a contested solicitation, the correct EDGAR tag is "PREC14A" rather than
        "PRE 14A." Please correct in future filings.

7.   Please provide the information required by Rule 14a-16(d), including the Web site (other
        than the Commission's Web site) where the Company's soliciting materials may be found.
        While we note the reference to a site at www.viewourmaterials/mrc, it is not clear from
        your disclosure that all of your proxy materials are available there.

8.   We note your disclosure in the proxy statement and the letter to shareholders that Engine
        Capital "intends to nominate" directors for election at the Annual Meeting. Please update
        your proxy disclosure to reflect that such nominations have occurred.

9.   Please revise to include the information required under Item 405 of Regulation S-K.
        See Item 7(b) of Schedule 14A.

10.   Please provide the information required under Item 408(b) of Regulation S-K. See Item
        7(b) of Schedule 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Mergers & Acquisitions